UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED
PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS
THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

Electronic Cigarettes International Group, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

                         285560 20 7
(CUSIP Number)

                                    March 24, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 285560 20 7	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Pinnacle Family Office Investments, L.P., a Texas limited partnership 27-1405464
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,537,792 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,537,792 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,792 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G

CUSIP NO. 285560 20 7	Page 3 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Barry M. Kitt
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,537,792 shares of Common Stock
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,537,792 shares of Common Stock
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,537,792 shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3% (See Item 4)
12	TYPE OF REPORTING PERSON IN

SCHEDULE 13G

CUSIP NO. 285560 20 7	Page 4 of 6

Item 1(a).	Name of Issuer:

Electronic Cigarettes International Group, Ltd (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices:

14200 Ironwood Drive
Grand Rapids, Michigan 49544

Items 2(a),
(b) and (c).	Name of Persons Filing, Address of Principal Business Office and Citizenship:

This Schedule 13G is being filed on behalf of Pinnacle Family Office Investments, L.P. and Barry M. Kitt, as joint filers (collectively, the "Reporting Persons").

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is 5910 North Central Expressway, Suite 1475, Dallas, TX 75206. For citizenship, see Item 4 of each cover page.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).	CUSIP Number:

285560 20 7

Item 3.	Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned:

2,537,792 shares of Common Stock*

(b)	Percent of class:

Based on 34,879,194 shares of Common Stock of the Issuer outstanding as of March 30, 2015, the Reporting Persons hold approximately 7.3%* of the issued and outstanding Common Stock of the Issuer.

SCHEDULE 13G

CUSIP NO. 285560 20 7	Page 5 of 6

(c)	Number of shares to which such person has:

	(i)	Sole power to vote or direct the vote: 2,537,792 shares of Common Stock*

	(ii)	Shared power to vote or direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 2,537,792 shares of Common Stock*

	(iv)	Shared power to dispose of or direct the disposition of: 0

*This statement is filed on behalf of Pinnacle Family Office Investments, L.P. (“Pinnacle”) and Barry M. Kitt. Pinnacle Family Office, LLC (“Pinnacle Family”) is the general partner of Pinnacle. Mr. Kitt is the manager of Pinnacle Family. Mr. Kitt may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by Pinnacle. Mr. Kitt expressly disclaims beneficial ownership of all shares of Common Stock beneficially owned by Pinnacle.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported By the Parent Holding Company.

Not applicable

Item 8.	Identification and Classification of Members of the Group.

Not applicable

Item 9.	Notice of Dissolution of a Group.

Not applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G

CUSIP NO. 285560 20 7	Page 6 of 6

SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 2, 2015

PINNACLE FAMILY OFFICE INVESTMENTS, L.P.
By: Pinnacle Family Office, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

/s/ Barry M. Kitt
Barry M. Kitt

SCHEDULE 13G

CUSIP NO. 285560 20 7

Exhibit 1

JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to 2,537,792 shares of Common Stock of Electronic Cigarettes International Group, Ltd. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

            The undersigned further agree that each party hereto is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided, however, that no party is responsible for the completeness or accuracy of the information concerning any other party making the filing, unless such party knows or has reason to believe that such information is inaccurate.

            IN WITNESS WHEREOF, the parties have executed this Joint Filing Agreement on April 2, 2015.

PINNACLE FAMILY OFFICE INVESTMENTS, L.P.
By: Pinnacle Family Office, LLC, its general partner

By:	/s/ Barry M. Kitt
Barry M. Kitt, its manager

/s/ Barry M. Kitt
Barry M. Kitt